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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of February, 1999


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X




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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the Preliminary Analysis of Financial Condition and Results of Operations as of December 31,
1998 of Nordic American Tanker Shipping Limited (the "Company") issued on February 4, 1999.

ADDITIONAL INFORMATION

         The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.







































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                PRELIMINARY ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS
                              AS OF

                        DECEMBER 31, 1998


Introduction

    This is a preliminary analysis of the Company's financial condition and results of operations for the year ended December 31, 1998. The numbers and analysis contained in this preliminary report are subject to adjustment upon completion of the Company's audited financial statements. These will be included in the Company's Annual Report for the year ended on December 31, 1998.

Overview

    The Company owns three modern double hull 150,000 dead weight tonne suezmax tankers (the "Vessels"), which were delivered in the last half of 1997. The Vessels were built at Samsung Heavy
Industries.

    BP Shipping Ltd (the "Charterer") has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and
(ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

    On September 30, 1998 the Company received $3,726,000 in Base Hire from the Charterer for the period from October 1 to December 31, 1998. In January 1999, the Brokers Panel in London determined that there would be no Additional Hire for the period October 1 to December 31, 1998. The total charterhire for the period was thus $3,726,000 or $13,500 per day per Vessel (T/C equivalent of $22,000 per day per Vessel). Charterhire (T/C equivalent) in the 1st, 2nd and 3rd quarter of 1998 was $26,632, $22,000 and $22,000 per day per Vessel respectively.

    On January 4, 1999 the Company received $ 3,645,000 in Base
Hire from the Charterer for the period from January 1 to March 31, 1999.


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Results of Operations

    The Company's revenues from the charterhire for the period January 1 to December 31, 1998 derived from the Base Hire of $14,782,500 ($13,500 per day per Vessel) and Additional Hire for the three month period of January 1 to March 31, 1998 of $1,250,640 ($4,632 per day per Vessel). Total charterhire for the period from January 1 to December 31 was $16,033,140 (T/C equivalent of $23,142 per day per Vessel).

    Net costs during the period from January 1 to December 31, 1998, were $7,335,826 of which twelve months depreciation of the Vessels constitutes $6,831,228.


Liquidity and Capital Resources

    Total Assets of the Company at December 31, 1998 were
$164,337,094 compared to $170,682,878 at December 31, 1997.  Cash held at December 31, 1998 was $3,637,758.


Dividend payment

Total dividend paid in 1998 was $15,712,420.50 or $1.43 per Share. The dividend payments in 1998 have been as follows:

    1. quarter:    USD 0.40 per share
    2. quarter:    USD 0.41 per share
    3. quarter:    USD 0.32 per share
    4. quarter:    USD 0.30 per share

    NAT has declared a dividend of USD 0.32 for the first quarter of 1999. The dividend of USD 0.32 will be paid on or about
February 12 to Shareholders of record as of January 27, 1999.


Repurchase of Common Stock

    In December 1998 the Company repurchased 2,107,244 shares in the Company at USD 12.50 per share through a Dutch Auction Tender at a price of USD 12.50 per share. After the transaction, a total of 9,706,606 shares are in issue, down from 11,813,850 shares. Payment for the repurchased shares was at the end of December 1998.

    An important objective of the repurchase of shares was to increase the Company's cash distribution to Shareholders while the Vessels are on charter to BP Shipping. While the Vessels are on charter, the minimum cash distribution per share is expected to



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increase by USD 0.09, from USD 1.20 to USD 1.29 per year; an increase of 7.5 %.

    The Company has drawn upon a Loan of USD 30 mill with Den norske Bank, Oslo (DnB) to finance the repurchase of shares. The total purchase price of the shares including the costs associated with the transaction was USD 27.0 mill. The balance of approx. USD 3.0 mill will remain in the Company until it has been decided how these funds should be utilised.

    The Company has entered into an interest swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of
5.80 % p.a. including the margin of 0.525 % for the next 6 years. The swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004.

QEF Election

    The Company intends to circulate to its U.S. shareholders shortly a calculation that U.S. shareholders who have made an "QEF Election" will need for their federal income tax returns.
































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BALANCE SHEET INFORMATION

                        December 31, 1998

ASSETS

    Cash and cash on deposit                     $  3,637,758
    Bareboat hire receivable                     $          0
    Prepaid insurance                            $     83,333
    Prepaid finance cost                         $     86,875
    Vessels                                      $160,529,128
    ---------------------------------------------------------
              Total Assets                       $164,337,094


LIABILITIES

    Accounts payable                             $    586,020
    Accrued interest on bank loan                $     43,313
    Bank loan                                    $ 30,000,000

SHAREHOLDER'S EQUITY

    9,706,606 Common Shares, par value           $     97,066
    $0.01 per share, outstanding
    50 million authorized

    Other shareholder equity                     $133,610,695
    ---------------------------------------------------------
              Total liabilities & equity         $164,337,094


INCOME STATEMENT INFORMATION

                  Year ended December 31, 1998

    Revenue                                      $16,033,140
    Ship Broker commission                       $  (184,781)
    Management Fee Expense                       $  (250,000)
    Insurance Expense                            $  (112,503)
    Depreciation                                 $(6,831,228)
    Other expenses                               $   (10,000)
    Net financial items                          $    52,686
    ---------------------------------------------------------
    Net profit                                   $ 8,697,314








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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  February 4, 1999              By:  /s/Herbjorn Hansson
                                           ___________________
                                           Herbjorn Hansson
                                           President and Chief
                                           Executive Officer

































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